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                              [Flagstar Letterhead]



August 23, 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Kevin Vaughn, Accounting Branch Chief

         Re:      Flagstar Bancorp, Inc.
                  Form 10-K filed March 23, 2005
                  Supplemental Response dated March 22, 2005
                  File No. 001-16577

Dear Mr. Vaughn:

         We are writing in response to your letter dated July 7, 2005 (the "Comment Letter") regarding our Annual Report on Form 10-K filed March 23, 2005. As our outside counsel discussed with Angela Jackson of your office, we did not receive the Comment Letter until Ms. Jackson provided it to us via facsimile on July 26, 2005 after we discovered its existence. This letter is being provided to you today pursuant to our subsequent request for an extension of time discussed with you by our outside legal counsel on August 19, 2005.

         Please note that our responses below reflect our outside counsel's understanding with Ms. Jackson that we may defer any amendments to our prior filings with the Commission pending your review of this letter. In particular, we understand the Staff will review our responses below, as well as the Item 4 disclosure in our June 30, 2005 Form 10-Q filed on August 9, 2005, in considering whether any amendments to our 2004 Form 10-K and our March 31, 2005 Form 10-Q would be necessary.

         Our responses to the Comment Letter are set forth below, in each case preceded by a reproduction of the corresponding comment.

Comment No. 1.    We note your response to comment 17 from our letter dated
                  December 21, 2004 and the revised disclosures included in your Form 10-K for the year ended December 31, 2004. Please advise us as follows with respect to the operations of Flagstar
                  Credit Corporation:

                  o Your disclosure on page 76 of your December 31, 2004 Form 10-K indicates that as part of certain contractual arrangements, you provide performance guarantees on certain pools of loans which




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Mr. Kevin Vaughn
August 23, 2005
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                           were underwritten and originated by you. Advise us as
                           to whether these loans were subsequently sold in the secondary market;

                  o Tell us in detail how these reinsurance arrangements affect your accounting for loan sales under SFAS 140.

Response No. 1.   The contractual arrangements referred to in Comment No. 1 of the Comment Letter are private mortgage re-insurance arrangements entered into by our subsidiary, Flagstar Credit
                  Corporation ("Credit"), with unaffiliated insurance companies.
                  Credit provides private mortgage insurance with respect to mortgage loans underwritten and originated by us. In all cases, a substantial portion of Credit's risk under these insurance policies is ceded to other mortgage insurance companies by way of these re-insurance arrangements. The re-insurers provide first loss coverage and coverage for losses over a stated maximum. Credit retains an intermediate tranche of insurance coverage. The performance guarantees described in our Form 10-K refer to Credit's retention of this intermediate tranche of insurance coverage. Management believes that Credit's exposure to risk of loss from this intermediate tranche of insurance coverage exists only in the event of catastrophic events which have a remote likelihood of occurrence. The Staff should note that no claim has ever been paid by Credit on these mortgage insurance policies.

                  Many of the mortgage loans for which Credit provides mortgage insurance are sold by us in the secondary market. We treat these sales as true sales for purposes of SFAS 140 because these loans are legally isolated notwithstanding the fact that our subsidiary provides policies of loan insurance on some of these loans.

                  All mortgage loans, whether or not insured by Credit, that we sell in secondary market transactions are sold under contractual arrangements that convey full title to the buyer. As a result, the transferred mortgage loans are fully isolated from us and from our creditors, even in a bankruptcy or other receivership situation. The buyer has the right to pledge or exchange the purchased loans and there is no condition that constrains that right. We do not maintain effective control of the loans through any agreement that either entitles or obligates us to repurchase or redeem the loans before their maturity or gives us the ability to unilaterally cause the purchaser to return the loans to us. The mortgage insurance policies provided by Credit do not constitute any type of retained interest in the sold mortgage loans. Consequently, we believe that all conditions under SFAS 140 are met with respect to the sale of these insured loans.



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Mr. Kevin Vaughn
August 23, 2005
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Comment No. 2.    In your response to comment 27 from our letter dated December
                  21, 2004, you indicated that loans sold to the Federal Home Loan Bank of Indianapolis (FHLBI) are done so on a non-recourse basis with no interests retained other than mortgage servicing rights. The FHLBI, however, states on their website (www.fhlbi.com) that under their Mortgage Purchase Program (MPP), "local institutions issue home mortgages and retain a major share of their credit risk while selling the mortgages to the FHLBI, which accepts the interest rate and warehousing risks." Please address the following:

                  o Tell us whether you share in the credit risk of those loans sold to the FHLBI and describe the nature of your risk-sharing arrangements and any retained interests;

                  o Tell us how you recorded any credit enhancements, recourse provisions or retained interests in your financial statements;

                  o Provide us sample journal entries that reflect how you record these credit enhancements and retained interests upon transfer and over the life of the loan;

                  o Tell us how you determined that these risk-sharing arrangements do not result in a retained interest in loans sold to the FHLBI;

                  o Tell us whether you pay fees to or receive fees from the FHLBI to provide credit enhancement on the loans sold, and if so, how you record those amounts;

                  o Tell us whether any of your insurance subsidiaries underwrite supplemental mortgage insurance that is used to provide credit enhancements on loans sold to the FHLBI. If so, clearly explain to us the terms of those arrangements and how they function;

                  o In your response you indicate that your loan sale agreements with the FHLBI are similar to loan agreements with Freddie, Fannie and other secondary market participants. Please tell us as to whether your loan sales to any of these other participants contain similar risk-sharing provisions or credit enhancement fee structures.

Response No. 2.   When we sell loans to the FHLBI under their Mortgage Purchase
                  Program ("MPP") we do not retain any credit risk with respect to these loans. We have no liability whatsoever to FHLBI with respect to payment or other defaults on these loans. To the extent the description of the MPP on the FHLBI website suggest otherwise, we believe it is simply incorrect.

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Mr. Kevin Vaughn
August 23, 2005
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                  As noted in our previous response to the Staff, we do retain mortgage servicing rights ("MSRs") in mortgage loans sold by us to FHLBI. Under these MSRs we continue to service the sold mortgage loans and retain a servicing fee equal to 25 basis points of the unpaid principal balances.

                  In connection with the creation of each pool of mortgage loans sold by us under the MPP, FHLBI creates a Spread Lender Risk Account ("LRA") for our benefit which is maintained for a period of 11 years from the date the final loan of the pool is conveyed to FHLBI. Monthly contributions are made to the LRA out of regular principal and interest payments made to FHLBI on the mortgage loans in the pool until it is fully funded, typically in an amount equal to 0.30% of the outstanding principal balance of the underlying mortgage loans. Amounts in the LRA established for a particular pool of mortgage loans sold by us to FHLBI are available to FHLBI and its mortgage insurers to reimburse them for credit losses on the mortgage loans included in such pool only. Excess amounts in the LRA may be released to us from time to time, subject to the conditions stated in the loan sale agreement. Credit losses incurred by FHLBI (or mortgage insurers) in excess of amounts in the LRA may be rolled forward until additional contributions are made to the LRA, but are not recoverable from us. To the extent credit losses on the mortgage loans are reimbursed from the LRA it will reduce the amount potentially distributable to us from the LRA. However, in no event do we have any obligation to contribute funds to the LRA or any requirement to return any amounts previously distributed from the LRA to us. In our view, the potential loss of this highly contingent future benefit does not represent a credit risk to us or any type of significant retained interest in the underlying mortgage loans. Therefore, no entries are recorded at the date of sale or over the life of the loan.

                  We reflect the MSRs on our balance sheet as an asset which is amortized based upon the expected prepayment rate of the underlying loans. Mortgage servicing fees are recognized as income as earned.

                  We do not attribute any value to the LRA associated with a pool of loans sold under the MPP due to the highly subordinated and contingent nature of our right to receive future distributions of amounts placed in the LRA by FHLBI. We believe that all amounts in an LRA will likely be utilized to cover credit losses and, as a result, no distributions to us from the LRA are anticipated. Accordingly, we do not record an asset for an LRA and we do not recognize any income for an LRA until such time as cash is actually received by us from an


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Mr. Kevin Vaughn
August 23, 2005
Page 5

                  LRA. Conversely, since we have no liability to fund and do not otherwise contribute to the LRA, no liability is recorded.

                  We pay for supplemental mortgage insurance to cover any losses exceeding those absorbed by the LRA and mortgage insurance maintained by FHLBI. The premium for this additional mortgage insurance is paid at closing in a single lump sum and is treated by us as a transaction expense that is netted against the sale proceeds. Neither we nor any of our affiliated companies pay any other fees to or receive fees from FHLBI to provide mortgage insurance or any other credit enhancement for the mortgage loans sold to FHLBI. Flagstar Credit Corporation does not underwrite supplemental mortgage insurance for any loans sold by us to FHLBI.

                  Our loan sales agreements with Freddie, Fannie and other secondary market participants do not contain an LRA or similar structures. However, our loan sales to Freddie, Fannie and other secondary market participants are similar in that they are true sale transactions with no recourse to us and the loans have been legally isolated for bankruptcy purposes.

Comment No. 3.    In light of the significant recourse you appear to retain on loans sold FHLBI and the fact that you do not use a QSPE or other intermediary as part of that transfer, please tell us what evidence you obtained and provided to your auditors to support your assertion in your response to comment 27 that the loans were legally isolated. Accordingly, more clearly explain to us how you determined that you met all the criteria in paragraph 9 of SFAS 140 for sale treatment for loans sold to FHLBI. In future filings, please revise to clearly disclose how the loans transferred to the FHLBI meet each of the criteria for sale treatment set forth in paragraph 9 of SFAS
                  140.

Response No. 3.   As discussed in our response to Comment No. 2 above, there is no significant recourse as a result of our loan sales to the FHLBI. Rather, the FHLBI looks to the LRA rather than us for the reimbursement in the case of credit loss.

                  The loan sales for which we retain the servicing rights and an interest in the LRA account are in fact true sales and the loans sold are legally isolated. Our contractual arrangements with FHLBI convey full title to FHLBI. As a result, the transferred mortgage loans are fully isolated from us and from our creditors, even in a bankruptcy or other receivership situation. The FHLBI has the right to pledge or exchange the loans received and there is no condition that constrains that right. We do not maintain effective control of the loans through any agreement that both entitles and obligates us to repurchase or redeem

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Mr. Kevin Vaughn
August 23, 2005
Page 6

                  the loans before their maturity or the ability to unilaterally cause FHLBI to return specific assets. Consequently, we believe that all conditions under SFAS 140 are met to recognize the sale. Because of the immaterial amount of loans sold by us to FHLBI, our external auditors did not require further evidence supporting our position.


                  We will include disclosure in future filings which disclose how the loans transferred to the FHLBI meet each of the criteria for sale treatment under SFAS 140.

Comment No. 4.    We note your response to comment 24 from our letter dated
                  December 21, 2004. We reissue the following components of that comment which were not addressed in your response:

                  o Please tell us in detail how you calculated the negative provision for the secondary market reserves in 2002 as presented in your tables on pages 53 and 79 of your 2003 Form 10-K. Tell us the factors that led to your determination that a reduction of the reserves was necessary.

                  o Clearly explain how that reduction was reflected in your Statement of Earnings. If you recorded this reduction as an increase in your Gain on sale of the loans line item, explain why you believe that was appropriate.

                  o Reconcile the trends within the reserve and its related provisions with the trends in your sales of loans and repurchases of assets.

Response No. 4.   The 2002 negative provision for the secondary market reserve resulted from reclassifications we made in 2003 at the request of our banking regulator to segregate a reserve for secondary market exposure separate and apart from the allowance for loan losses. This required us to reduce the allowance for loan losses by a corresponding amount. With that change for 2003, we then made reclassifications to the 2002 audited financial statements for comparability.

                  We determined the balance of the secondary market reserve at year-end 2003 based upon consideration of the following factors: (i) volume of loans sold over each of the preceding five years; (ii) actual repurchase history for loans in each of those years; (iii) further anticipated repurchases; (iv) losses arising from those repurchases; and (v) actual recovery history.

                  After determining the 2003 ending balance, we then calculated hypothetical secondary market reserve balances for each of the preceding five years using the same factors. This process enabled us

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Mr. Kevin Vaughn
August 23, 2005
Page 7

                  to derive a beginning balance for 2002 by calculating the year-end balance for 2001. It also enabled us to determine the ending balance for 2002.

                  Analyzing the components that comprised the allowance for loan losses in 2002, we were then able to identify the charge-offs and recoveries that actually related to secondary market sales. These were also transferred to the 2002 secondary market reserve, with a corresponding adjustment to the allowance for loan losses. Having determined the 2002 beginning balance, the 2002 ending balance, and the actual charge-offs and recoveries during 2002 for the secondary market reserve, the provision amount had to be a negative amount as a reconciling matter.

                  For income statement purposes, we reflected this reduction as an increase in our Gain on Sale of Loans line item. This provided a symmetrical result to the usual practice of recording provisions (i.e., debits) against the Gain on Sale account to reflect the effect of estimated losses inherent in the loan portfolios sold.

                  The trends within the reserve and the related provision reflect the anticipated losses from potential repurchases. Loan sales and loan repurchases do not necessarily correlate, nor do expected losses from the repurchases. For instance, notwithstanding our higher loan sale volume in 2003 as compared to 2002, our repurchase history for 2003 indicates a lower repurchase percentage due to stricter underwriting standards and automated validation of appraisals. Our loss rate is also affected by our recovery rates on any losses incurred, either from the loan brokers that provided us with the loans initially or from the mortgage insurers covering the loans.

Comment No. 5.    We note your response to prior comment 33 and the revisions made to your segment footnote in your Form 10-K for the year ended December 31, 2004. Your presentation of "revenues" does not seem appropriate given the fact that these amounts are shown net of interest expense. In addition, the amount presented as revenues has not been reconciled to your Statement of Earning as required by SFAS 131. In future filings, please revise to either remove this measure from your segment disclosures or properly label it based on its components.

Response No. 5.   We revised our segment disclosure in our June 30, 2005 Form
                  10-Q to label revenue components in response to the Staff's comment, and will continue this disclosure in future filings.


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Mr. Kevin Vaughn
August 23, 2005
Page 8

Comment No. 6.    Please revise to provide the disclosures required by Item 307 of Regulation S-K with respect to your disclosure controls and procedures.

Response No. 6.   The disclosure required by Item 307 of Regulation S-K
                  regarding our disclosure controls and procedures was inadvertently not included in our Annual Report on Form 10-K for the year ended December 31, 2004. However, this disclosure has been included in subsequent filings on Form 10-Q and, accordingly, the current assessment of management of our disclosure controls and procedures has been disclosed. As a result, it does not seem worthwhile to amend our Form 10-K at this time to include disclosure that has been superseded by subsequent filings.

Comment No. 7.    We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are not effective. Please revise to disclose in reasonable detail the basis for your officers' conclusions. In addition, we note that the company identified the existence of several material weaknesses in its Form 10-K for the year ended December 31, 2004. Please disclose the specific steps that you have taken, if any, to remediate the material weaknesses and disclose whether you believe that the material weaknesses still exist.

Response No. 7.   We note for the Staff the following disclosure contained in our Form 10-Q for the period ended June 30, 2005 which we believe fully addresses the disclosure items raised in Comment
                  7.

                  "Item 4. Controls and Procedures

                  a) Disclosure Controls and Procedures. A review and evaluation was performed by our principal executive and financial officers regarding the effectiveness of our disclosure controls and procedures as of June 30, 2005, pursuant to Rule 13a-15(b) of the Securities Act of 1934. Based on that review and evaluation, the principal executive and financial officers have concluded that our current disclosure controls and procedures, as designed and implemented, are not operating effectively as a result of the material weaknesses reported in
                  Item 9A-Controls and Procedures to our Annual Report of Form 10-K for the year ended December 31, 2004.

                  b) Changes in Internal Controls. During the quarter ended June 30, 2005, we have implemented changes to our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) of the Securities Act of 1934 in order to address each of the six areas of material weaknesses identified in Item


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Mr. Kevin Vaughn
August 23, 2005
Page 9


                  9A-Controls and Procedures of our Annual Report on Form 10-K for the year ended December 31, 2004. The changes implemented during the quarter are:

                  o Weakness related to our accounting for derivative activities. We are implementing an ongoing continuing education program for accounting personnel that includes the areas of derivatives, allowance for loan losses and transfers and servicing of financial assets.

                  o Weakness related to recording of accrued interest receivable. We have refined our processes relating to the calculation and recording of accrued interest on mortgage loans.

                  o Weaknesses related to the documentation of the evaluation of the appropriateness of accounting estimates. We have enhanced documentation of significant accounting estimates.

                  o Weaknesses surrounding the recording of non-routine journal entries. We have enhanced documentation of controls surrounding the recording of non-routine journal entries. We have also engaged an outside accounting consultant to provide additional guidance with respect to non-routine transactions and entries.

                  o Weaknesses related to validation and evaluation of data. We are implementing controls over the validation and evaluation of data used to support certain transactions and estimates including the valuation of interest rate lock commitments.

                  o Weakness related to company-level controls. We have taken the following steps to enhance company-level controls:

                           o Implementation of an accounting system wide automation process to reduce manual processes;

                           o        Adding experienced personnel to the
                                    accounting department;

                           o Establishment of a financial internal audit department as a separate unit from the operational, regulatory and compliance internal audit functions;

                           o        Hiring additional financial internal
                                    auditors;

                           o Adding additional expertise to the audit committee;


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Mr. Kevin Vaughn
August 23, 2005
Page 10

                           o Engaging an outside consultant to assist with improving our internal control methodologies and testing in conjunction with the Sarbanes Oxley Act of 2002;

                           o Establishment of a formal disclosure committee process for periodic review of financial statements;

                           o Complete development of a comprehensive program to review, evaluate and improve security covering user access rights to certain critical applications.

                  Although we believe that each of the weaknesses will be remediated, there can be no assurance that the remediation will be completed by December 31, 2005."



         Flagstar Bancorp hereby acknowledges that:

         o it is responsible for the adequacy and accuracy of the disclosure in the filings;

         o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                        [signature is on following page]



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Mr. Kevin Vaughn
August 23, 2005
Page 11

         We trust that the forgoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact the undersigned at (248) 312-5580 or our outside counsel Jeremy Johnson of the Kutak Rock LLP law firm at (202) 828-2463.

                                        Sincerely,

                                        FLAGSTAR BANCORP, INC.



                                        /s/ Paul D. Borja
                                        ---------------------------------------
                                        By:   Paul D. Borja
                                        Its:  Executive Vice President and Chief
                                              Financial Officer